# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VIRCO MFG CORPORATION, CIK 0000751365
CUSIP: 927651109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2027 HARPERS WAY, TORRANCE, California (CA), 90501
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-26-000593
Filed by CIK 0001604742

## Reporting persons
- Cleveland Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,540,766; sole dispositive power 0; shared dispositive power 1,540,766; aggregate amount beneficially owned 1,540,766 (9.8% of the class)
- Cleveland Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,540,766; sole dispositive power 0; shared dispositive power 1,540,766; aggregate amount beneficially owned 1,540,766 (9.8% of the class)
- Wade Massad: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 49,946; shared voting power 1,540,766; sole dispositive power 49,946; shared dispositive power 1,540,766; aggregate amount beneficially owned 1,590,712 (10.1% of the class)
- John Shiry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,540,766; sole dispositive power 0; shared dispositive power 1,540,766; aggregate amount beneficially owned 1,540,766 (9.8% of the class)

## Item 1. Issuer
Name of issuer: VIRCO MFG CORPORATION
Address of issuer's principal executive offices: 2027 HARPERS WAY, TORRANCE, CA, 90501

## Item 2. Person Filing
Name of person filing:
Cleveland Capital Management, L.L.C.
Cleveland Capital, L.P.
Wade Massad
John Shiry
Address of principal business office or, if none, residence:
Cleveland Capital Management, L.L.C.
1250 LINDA ST., SUITE 304, ROCKY RIVER, OH, 44116

Cleveland Capital, L.P.
1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116

Wade Massad
1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116

John Shiry
1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116
Citizenship:
Cleveland Capital Management, L.L.C. - Delaware
Cleveland Capital, L.P. - Delaware
Wade Massad - United States
John Shiry - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Cleveland Capital Management, L.L.C. - 1,540,766
Cleveland Capital, L.P. - 1,540,766
Wade Massad - 1,540,766
John Shiry - 1,540,766
Percent of class:
Cleveland Capital Management, L.L.C. - 9.8%
Cleveland Capital, L.P. - 9.8%
Wade Massad - 10.1%
John Shiry - 9.8%
Sole power to vote or to direct the vote:
Cleveland Capital Management, L.L.C. - 0
Cleveland Capital, L.P. - 0
Wade Massad - 49,946
John Shiry - 0
Shared power to vote or to direct the vote:
Cleveland Capital Management, L.L.C. - 1,540,766
Cleveland Capital, L.P. - 1,540,766
Wade Massad - 1,540,766
John Shiry - 1,540,766
Sole power to dispose or to direct the disposition:
Cleveland Capital Management, L.L.C. - 0
Cleveland Capital, L.P. - 0
Wade Massad - 49,946
John Shiry - 0
Shared power to dispose or to direct the disposition:
Cleveland Capital Management, L.L.C. - 1,540,766
Cleveland Capital, L.P. - 1,540,766
Wade Massad - 1,540,766
John Shiry - 1,540,766

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by an advisory client of Cleveland Capital Management, L.L.C., and by one of its control persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Cleveland Capital Management, L.L.C.: /s/ Wade Massad, Wade Massad, Managing Member (07/24/2026)
- Cleveland Capital, L.P.: /s/ Wade Massad, Wade Massad, Managing Member of the General Partner (07/24/2026)
- Wade Massad: /s/ Wade Massad, Wade Massad (07/24/2026)
- John Shiry: /s/ John Shiry, John Shiry (07/24/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.